                                                                CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K (i) the Registrant's resolutions passed at the annual general meeting for the year 2002 and the Registrant's notification of payment of the final dividend and (ii) the Registrant's clarification announcement.

                               [PETRO CHINA LOGO]

                              [CHINESE CHARACTERS]
                           PETROCHINA COMPANY LIMITED
               (a joint stock limited company incorporated in the
               People's Republic of China with limited liability)


       RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2002
                          PAYMENT OF THE FINAL DIVIDEND

The Board of Directors announces that the Annual General Meeting was held in Beijing on May 28, 2003 and the resolutions as set out below were duly passed.

The Board of Directors also wishes to notify shareholders of the details relating to the payment of the final dividend.

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

The board of directors (the "Board of Directors") of PetroChina Company Limited (the "Company") is pleased to announce that the annual general meeting (the "Annual General Meeting") of the Company for the year 2002 was held at 8th Floor Large Meeting Room, 6 Liu Pu Kang Jie, Xicheng District, Beijing, the People's Republic of China ("PRC"), on May 28, 2003. Shareholders or proxies representing 175,659,824,000 shares with voting rights, representing 99.91% of the total of 175,824,176,000 shares of the Company attended the Annual General Meeting. The Annual General Meeting was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.

At the Annual General Meeting, the following resolutions were considered and approved:

1 the Report of the Board of Directors of the Company for the year 2002 was approved;

2 the Report of the Supervisory Committee of the Company for the year 2002 was approved;

3 the Audited Financial Statements of the Company for the year 2002 was approved;

4 the declaration and payment of a final dividend for the year ended December 31, 2002 in the amount and in the manner recommended by the Board of Directors was approved;

5 the Board of Directors was authorised to determine the interim dividend for the year 2003;

6 the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Certified Public Accountants, as the domestic auditors of the Company, for the year 2003 was approved, and the Board of Directors was authorised to fix their remuneration;

7 the proposal for the Company's issuance of PetroChina corporate bonds was approved as a special resolution. The detailed proposal for the issuance of the bonds is as follows:


     (i)     Title of the bonds:              2002 PetroChina Corporate Bonds (the "02 Petroleum Bonds"),


                                              2003 PetroChina Corporate Bonds (the "03 Petroleum Bonds"),

                                              (the 02 Petroleum Bonds and the 03 Petroleum Bonds, together the "Bonds").

     (ii)    Issuer:                          PetroChina Company Limited.

     (iii)   Total amount:                    Up to RMB5.5 billion, including up to RMB1.5 billion for the 02
                                              Petroleum Bonds and up to RMB4.0 billion for the 03 Petroleum Bonds.

     (iv)    Maturity:                        Medium to long term (more than one year).

     (v)     Issue price:                     According to the par value of the Bonds.

     (vi)    Coupon rate:                     Subject to the market conditions at issuance.

     (vii)   Registration:                    The Bonds will be booked under the real names of the investors and in the form of depository certificates universally printed by
                                              China Government Securities Depository Trust & Clearing Co., Ltd..

     (viii)  Interests and principal          The interests will be paid annually. The principal will
             repayment:                       be repaid together with the last instalment of interest.

     (ix)    Objects:                         Citizens holding valid and legal proof of identity of the PRC and PRC legal persons (save for those who are prohibited by PRC laws or regulations from purchasing).

     (x)     Scope of issuance:               Available to the public of the PRC.

     (xi)    Reason for issuance:             The issuance of the Bonds in the PRC can broaden financing channels, reduce finance costs and enhance the image of the Company in capital markets.

     (xii)   Use of proceeds:                 The proceeds raised from the 02 Petroleum Bonds will all be used in the oil field project in Qinhai and the gas field project in Sebei, and the oil and gas fields exploration projects in Daqing, Changqing and Tarim, and others.

                                              The proceeds raised from the 03 Petroleum Bonds will be used for projects for oil and gas exploration in Daqing, Jilin and Changqing, refining facilities upgrade for Daqing Petrochemical Company, as well as the gas transmission pipeline from Zhongxian to Wuhan, and others.

     The limit for the amount of the 02 Petroleum Bonds to be issued has been approved by the State bonds issuance administrative department.

     The proposal for the issuance of the Bonds will be in accordance with the Issuance Prospectuses finally approved by the State bonds issuance administrative department. It is proposed that application(s) be made for the listing on the Shanghai Stock Exchange and/or the Shenzhen Stock Exchange after the offering of the Bonds is completed.

     In respect of the proposal for the issuance of the Bonds, the shareholders:

     (i) authorise the Company to issue the 02 Petroleum Bonds and the 03 Petroleum Bonds to citizens holding valid and legal proof of identity of the PRC and PRC legal persons, save for those who are prohibited by PRC laws or regulations from purchasing (this resolution is conditional on the final approval of the State bonds issuance administrative department); and

     (ii) authorise the Board of Directors of the Company to deal with all matters in connection with the issuance of the 02
            Petroleum Bonds and 03 Petroleum Bonds, including but not limited to:

            (a) exercising all the powers of the Company to determine the timing and the terms of the issuance of the Bonds, and to decide and determine the securities exchange(s) on which the Bonds is/are to be listed;

            (b)   formulating the Issuance Prospectuses for the Bonds;

            (c) signing material contracts in connection with the use of proceeds from the issuance of the Bonds; and

            (d) dealing with all other matters in connection with the issuance of the Bonds;

8 the re-election of Mr Wang Fucheng as a director of the Company was approved;

9    the re-election of Mr Zheng Hu as a director of the Company was approved;
     and

10 the re-election of Mr Franco Bernabe as an independent director of the Company was approved.


PAYMENT OF THE FINAL DIVIDEND

The Board of Directors also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.069951 per share (inclusive of applicable tax) for the year ended December 31, 2002. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on May 28, 2003. According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB, and dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in the local currency of the place of listing. Accordingly, dividends payable to holders of H shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H share:

                                              Final dividend per share in RMB
Conversion rate for final dividend     =      --------------------------------
per share (RMB to Hong Kong dollars)          Average of the closing exchange
                                                rates for RMB to Hong Kong
                                                 dollar as announced by the
                                                   People's Bank of China
                                              for the week before May 28, 2003

The average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to May 28, 2003, that is the date of the Annual General Meeting at which the final dividend is declared, is RMB1.0609 to HK$1.00. Accordingly, the amount of final dividend payable per H share is HK$0.065936.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to H share shareholders. The final dividend will be paid by the Receiving Agent on or about June 21, 2003, and will be despatched on the same day to H share shareholders entitled to receive such by ordinary post and at their own risk.

                                                        By Order of the Board
                                                              LI HUAIQI
                                                       Secretary to the Board
Beijing, PRC
May 28, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                [PETROCHINA LOGO]

                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                           CLARIFICATION ANNOUNCEMENT

The board of directors of PetroChina Company Limited (the "COMPANY") confirms and clarifies that the final dividend of the Company will be paid on or about June 12, 2003.

The board of directors of the Company refers to the last paragraph of the announcement dated May 28, 2003 issued by the Company in which there is a typographical error relating to the payment date of the dividend. The board of directors of the Company would like to confirm and clarify that the final dividend of the Company will be paid by Bank of China (Hong Kong) Trustees Limited on or about June 12, 2003 instead of on or about June 21, 2003.


                                                        By Order of the Board
                                                              LI HUAIQI
                                                        Secretary to the Board


Beijing, the People's Republic of China
May 29, 2003

                                    SIGNATURE




                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     PetroChina Company Limited



Dated: May 29, 2003                  By: /s/ Li Huaiqi
                                         ------------------------------------
                                     Name:  Li Huaiqi
                                     Title: Company Secretary